SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Tata Motors Limited

(Name of Issuer)

Ordinary Shares, par value Rs.2 per share

(Title of Class of Securities)

876568502

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876568502

1.	Names of reporting persons Tata Steel Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Republic of India
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 147,810,695
	6.	Shared voting power 3,876,820
	7.	Sole dispositive power 147,810,695
	8.	Shared dispositive power 3,876,820
9.	Aggregate amount beneficially owned by each reporting person 151,687,515
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 4.713%[1]
12.	Type of reporting person (see instructions) CO

[1]	Effective voting power of 5.447% because of differential (lower) voting rights of ‘A’ Ordinary Shares included in amount in the class in respect of which the calculation is made in Row (11). ‘A’ Ordinary Shares are subject to differential voting rights as compared to Ordinary Shares (which is one vote for every 10 ‘A’ Ordinary Shares held) and differential dividend rights as compared to the Ordinary Shares (which is at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for any financial year).

EXPLANATORY NOTE: This Amendment No. 10 to Schedule 13G (originally filed on February 15, 2005) (as previously amended and as amended hereby, the “Schedule 13G”) is being filed by Tata Steel Limited (the “Reporting Person”). The ordinary share capital of the Issuer constitutes both Ordinary Shares and ‘A’ Ordinary Shares.

This Amendment No. 10 reports changes in the shareholding and percent of class and effective voting power represented by such shareholding during 2013 as a consequence of dilution resulting from the issuance by the Issuer during 2013 of additional shares including shares represented by depositary shares.

Item 1.

(a)	Name of Issuer:

Tata Motors Limited

(b)	Address of Issuer’s Principal Executive Offices:

Bombay House, 24, Homi Mody Street, Mumbai – 400 001, Maharashtra, India

Item 2.

(a)	Name of Person Filing:

Tata Steel Limited

(b)	Address of Principal Business Office or, if None, Residence:

The principal office of the Reporting Person is Bombay House, 24, Homi Mody Street, Mumbai – 400 001, Maharashtra, India.

(c)	Citizenship:

Republic of India

(d)	Title of Class of Securities:

Ordinary Shares, par value Rs.2 per share

(e)	CUSIP Number:

876568502

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

As of December 31, 2013:

(a)	Amount beneficially owned: 151,687,515 shares,

(b)	Percent of class: 4.713%, constituting effective voting power of 5.447% because of differential lower voting rights of ‘A’ Ordinary Shares held by shareholders other than the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 147,810,695 shares

(ii)	Shared power to vote or to direct the vote: 3,876,820 shares owned by Kalimati Investment Company Limited

(iii)	Sole power to dispose or to direct the disposition of: 147,810,695 shares

(iv)	Shared power to dispose or to direct the disposition of: 3,876,820 shares owned by Kalimati Investment Company Limited

Kalimati Investment Company Limited is a consolidated subsidiary of the Reporting Person that owns shares of the Issuer. Consequently, the Reporting Person may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of the Issuer owned by Kalimati Investment Company Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

(a)	Not Applicable

(b)	Not Applicable

(c)	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

TATA STEEL LIMITED

By:	/s/ A Anjeneyan

Name:	A Anjeneyan

Title:	Company Secretary & Chief of Compliance